SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Allied Riser Communications Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% Convertible Subordinated Notes Due 2007
(Title of Class of Securities)
CUSIP NO. 019446 AA 6
CUSIP NO. 019496 AB 4
(CUSIP Numbers of Class of Securities)

Michael R. Carper
Senior Vice President &General Counsel
Allied Riser Communications Corporation
1700 Pacific Avenue, Suite 400
Dallas, Texas  75201
(214) 210-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Kathleen R. McLaurin
James E. O'Bannon
Jones, Day, Reavis & Pogue
2727 N. Harwood Street
Dallas, Texas 75201
(214) 220-3939

The filing relates solely to preliminary communications made before the commencement of a tender offer.
The transaction to which the statement relates is an issuer tender offer subject to Rule 13e-4.